smartQED, Inc.

BALANCE SHEET

As of March 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
First Republic Checking	3,096.01
Total Bank Accounts	**$3,096.01**
Total Current Assets	**$3,096.01**
TOTAL ASSETS	**$3,096.01**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	11,037.00
Total Accounts Payable	**$11,037.00**
Credit Cards	
Amex Credit Card	357.40
BOA Credit Card	0.00
Total Credit Cards	**$357.40**
Total Current Liabilities	**$11,394.40**
Long-Term Liabilities	
Notes Payable - Julie	200,072.10
Notes Payable - Rishi	63.00
Total Long-Term Liabilities	**$200,135.10**
Total Liabilities	**$211,529.50**
Equity	
Common Stock	800.00
Opening Balance Equity	0.00
Retained Earnings	-94,565.00
Shareholder Equity - Restricted Stock	
Contributions	189.12
Total Shareholder Equity - Restricted Stock	**189.12**
Shareholder Equity - Rishi	
Contributions	100.00
Total Shareholder Equity - Rishi	**100.00**
Net Income	-114,957.61
Total Equity	**$ -208,433.49**
TOTAL LIABILITIES AND EQUITY	**$3,096.01**